      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 2000
                                          REGISTRATION STATEMENT NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             CONEXANT SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                  25-1799439
   (STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)                   IDENTIFICATION NO.)

                               4311 JAMBOREE ROAD
                      NEWPORT BEACH, CALIFORNIA 92660-3095
                                 (949) 483-4600
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            DENNIS E. O'REILLY, ESQ.
                             SENIOR VICE PRESIDENT,
                          GENERAL COUNSEL AND SECRETARY
                             CONEXANT SYSTEMS, INC.
                               4311 JAMBOREE ROAD
                      NEWPORT BEACH, CALIFORNIA 92660-3095
                                 (949) 483-4600
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    COPY TO:

                                 CHARLES K. RUCK
                                LATHAM & WATKINS
                        650 TOWN CENTER DRIVE, 20TH FLOOR
                        COSTA MESA, CALIFORNIA 92626-1925
                                 (714) 540-1235

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

==================================================================================================================================
                                                                    PROPOSED             PROPOSED MAXIMUM          AMOUNT OF
         TITLE OF EACH CLASS OF             AMOUNT TO           MAXIMUM OFFERING        AGGREGATE OFFERING       REGISTRATION
      SECURITIES TO BE REGISTERED        BE REGISTERED(1)      PRICE PER SHARE(2)            PRICE(2)                 FEE
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1 per
   share (including the associated
   Preferred Share Purchase Rights)      7,651,414 shares            $33.31              $254,868,600.34          $67,285.31
==================================================================================================================================

(1) The shares of common stock set forth in the Calculation of Registration Fee Table, and which may be offered pursuant to this registration statement, include, pursuant to Rule 416 under the Securities Act, such additional number of shares of the registrant's common stock as may be issuable as a result of any stock splits, stock dividends or similar events.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the registrant's common stock as reported on the Nasdaq National Market on July 24, 2000.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS INCOMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 28, 2000

PROSPECTUS


                             CONEXANT SYSTEMS, INC.
                                7,651,414 SHARES
                                       OF
                                  COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

         In connection with the acquisition of all outstanding shares of HotRail, Inc., on June 29, 2000 we issued 6,515,207 shares of our common stock and options to purchase 14,678 shares of our common stock to the shareholders of HotRail. In connection with the acquisition of all outstanding shares of Sierra Imaging, Inc., on June 13, 2000 we issued 1,000,285 shares of our common stock to the shareholders of Sierra. In connection with the acquisition of all outstanding shares of Applied Telecom, Inc. on April 5, 2000, we issued 121,244 shares of our common stock to the shareholders of Applied Telecom. This prospectus may be used by former shareholders of HotRail, Sierra and Applied Telecom to resell the common stock received by them in the HotRail acquisition transaction, the Sierra acquisition transaction and the Applied Telecom acquisition transaction.

         Our common stock is traded on the Nasdaq National Market under the symbol "CNXT". On July 24, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $36.50 per share.

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     The date of this prospectus is , 2000.

                                TABLE OF CONTENTS

                                                                PAGE
                                                                ----

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS...........   4
RISK FACTORS...................................................   5
INCORPORATION BY REFERENCE.....................................  17
USE OF PROCEEDS................................................  18
PRICE RANGE OF COMMON STOCK....................................  18
DIVIDEND POLICY................................................  18
DESCRIPTION OF CAPITAL STOCK...................................  18
SELLING SECURITYHOLDERS........................................  23
PLAN OF DISTRIBUTION...........................................  27
LEGAL MATTERS..................................................  28
EXPERTS........................................................  29
HOW TO OBTAIN MORE INFORMATION.................................  29


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

CONEXANT SYSTEMS, INC.

         Conexant Systems, Inc. (which may be referred to as Conexant, we, us or our) is the world's largest independent company focused exclusively on providing semiconductor products for communications electronics. With more than 30 years of experience in developing communications products, we draw upon our expertise in mixed-signal processing to deliver integrated systems and semiconductor products for a broad range of communications applications. These products facilitate communications worldwide through wireline voice and data communications networks, cordless and cellular wireless telephony systems, personal imaging devices and equipment, and emerging cable and wireless broadband communications networks.

         Before December 31, 1998, we were a wholly-owned subsidiary of Rockwell International Corporation and, together with certain other subsidiaries and divisions of Rockwell, operated Rockwell's semiconductor systems business ("Semiconductor Systems"). On December 31, 1998, we became an independent, public company by means of a tax-free spin-off from Rockwell. Our principal offices are located at 4311 Jamboree Road, Newport Beach, California 92660-3095.

         Unless the context otherwise indicates, as used in this prospectus, all references to Conexant, we, us and our are to Semiconductor Systems for periods prior to our spin-off from Rockwell and to Conexant Systems, Inc. and its subsidiaries for periods following the spin-off.

         The Conexant logo is a trademark of Conexant Systems, Inc. Other brands, names and trademarks contained in this prospectus are the property of their respective owners.

ACQUISITION OF HOTRAIL, INC.

         On June 29, 2000, we completed the acquisition of all outstanding capital stock of HotRail, Inc., an Internet infrastructure provider located in San Jose, California, in a stock-for-stock merger transaction. The merger consideration consisted of 6,515,207 shares of our common stock delivered to the shareholders of HotRail (of which approximately 651,000 shares were placed in escrow to pay any contingent indemnification obligations), options to purchase 1,336,619 shares of our common stock to the option holders of HotRail and warrants to purchase 26,246 shares of our common stock to certain warrant holders of HotRail. The aggregate value of the consideration was approximately $349.8 million.

         Under the Registration Rights Agreement dated as of June 27, 2000, among Gordon Campbell and Donald R. Shriner, as agents for HotRail shareholders, and Conexant, we have agreed to register the resale of shares of our common stock issued at the closing of the HotRail acquisition transaction. The 6,529,885 shares of our common stock that are registered on this registration statement in connection with the HotRail acquisition include (i) 6,515,207 shares of our common stock issued in exchange for all outstanding shares of HotRail common stock and (ii) options to purchase 14,678 shares of our common stock.

ACQUISITION OF SIERRA IMAGING, INC.

         On June 13, 2000, we completed the acquisition of all outstanding capital stock of Sierra Imaging, Inc., a leading supplier of digital camera image-processing solutions located in Scotts Valley, California, in a stock-for-stock merger transaction. The merger consideration consisted of 1,000,285 shares of our common stock delivered to the shareholders of Sierra (of which approximately 100,000 shares were placed in escrow to pay any contingent indemnification obligations) and options to purchase 225,169 shares of our common stock to the option holders of Sierra. The aggregate value of the consideration was approximately $39.2 million.

         Under the Agreement and Plan of Merger dated as of May 23, 2000 among Conexant and the shareholders of Sierra, we have agreed to register the resale of shares of our common stock issued at the closing of the Sierra acquisition transaction. We have also agreed to register the resale of shares of our common stock issued into escrow as part of the indemnification holdback.

ACQUISITION OF APPLIED TELECOM, INC.

         On April 13, 2000, we completed the acquisition of all outstanding capital stock of Applied Telecom, Inc., a leading supplier of telecommunications software and hardware products to the industry's top communications equipment companies located in Lisle, Illinois, in a stock-for-stock merger transaction. The merger consideration consisted of approximately $4.3 million in cash and 121,244 shares of our common stock delivered to the shareholders of Applied Telecom and options to purchase 37,464 shares of our common stock delivered to the option holders of Applied Telecom. The aggregate value of the consideration was approximately $15.1 million. In addition, Applied Telecom shareholders may be entitled to a performance earn-out payment of up to $4.0 million and technology earn-out payments of up to an aggregate of $11.0 million payable upon reaching certain technology milestones. Each of the performance earn-out payment


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

and the technology earn-out payments is payable to Applied Telecom (i) stockholders 60% in cash and 40% in stock and (ii) to option holders in cash.

         Under the Registration Rights Agreement dated as of April 5, 2000 among Conexant and the shareholders of Applied Telecom, we have agreed to register the resale of shares of our common stock issued at the closing of the Applied Telecom acquisition transaction.


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         In addition to historical information, this prospectus contains statements relating to our future results. These statements include certain projections and business trends which are "forward looking" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

         Our actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described in under "Risk Factors" as well as those set forth below and those detailed from time to time in our filings with the SEC:

         o global and market conditions, including, without limitation, the cyclical nature of the semiconductor industry and the markets related to our products and those of our customers;

         o  demand for and market acceptance of new and existing products;

         o  successful development of new products;

         o  timing of new product introductions;

         o successful integration of HotRail, Sierra Imaging and Applied Telecom as well as the successful integration of our other recent acquisitions, including Maker Communications, Inc.;

         o  availability and extent of use of manufacturing capacity;

         o  pricing pressures and other competitive factors;

         o  changes in product mix;

         o  fluctuations in manufacturing yields;

         o  product obsolescence;

         o our ability to develop and implement new technologies and to obtain protection of the related intellectual property;

         o  the successful implementation of our diversification strategy;

         o  our labor relations and those of our customers and suppliers;

         o  uncertainties of litigation; and

         o  other risks and uncertainties.


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

                                  RISK FACTORS

         Our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected and the trading price of our common stock could decline. You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below.

OUR FUTURE SUCCESS DEPENDS LARGELY ON THE CONTINUED GROWTH OF OUR EXPANSION PLATFORMS.

         Our recent revenue growth is principally a result of our plan, begun in 1995, to diversify our business and expand into the following selected related product platforms:

         o  Network Access;

         o  Wireless Communications;

         o  Digital Infotainment;

         o  Personal Imaging; and

         o  Personal Computing.

         These product platforms represented 64 percent of our total revenues for the first six months of fiscal 2000, compared to 51 percent for the first six months of fiscal 1999. We believe that these platforms continue to offer higher growth prospects than our dial-up PC modem business. Our future financial performance and overall success, particularly in the long term, will depend largely on the rate of sales growth and margin contribution of our expansion platforms and whether these platforms will continue to increase their relative contribution to our financial performance.

         There are numerous risks inherent in our diversification and expansion strategy, many of which are beyond our control. In certain product lines within these expansion platforms, we currently have minimal market presence relative to other more established competitors. Moreover, continued growth of these expansion platforms depends, in part, on the ability of our customers to develop new and enhanced products and to successfully introduce and market those products to end users. We cannot assure you that we will be able to sustain the recent growth of our expansion platforms or that our diversification and expansion program will be successful. A failure of this program would have a material adverse effect on our business, financial condition and results of operations.

WE MUST INCUR SUBSTANTIAL RESEARCH AND DEVELOPMENT EXPENSES.

         The semiconductor industry requires substantial investment in research and development. In order to remain competitive, we must continue to make substantial investments in research and development to develop new and enhanced products. We cannot assure you that we will have sufficient resources to develop new and enhanced technologies and competitive products. Our failure to continue to make sufficient investments in research and development programs could have a material adverse effect on our business, financial condition and results of operations.

OUR SUCCESS IS DEPENDENT UPON OUR ABILITY TO TIMELY DEVELOP NEW PRODUCTS AND REDUCE COSTS.

         Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

         o our ability to anticipate customer and market requirements and changes in technology and industry standards;

         o  our ability to accurately define new products;

         o our ability to timely complete new products and introduce our products to the market;


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

         o our ability to differentiate our products from offerings of our competitors; and

         o  market acceptance of our products.

         Furthermore, we are required to continually evaluate expenditures for planned product development and to choose among alternative technologies based upon our expectations of future market growth. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

         In addition, prices of established products may decline, sometimes significantly, over time. We believe that in order to remain competitive we must continue to reduce the cost of producing and delivering existing products at the same time that we develop and introduce new or enhanced products. We cannot assure you that we will be able to continue to reduce the cost of our products to remain competitive.

WE MUST INCUR SIGNIFICANT CAPITAL EXPENDITURES FOR MANUFACTURING TECHNOLOGY AND EQUIPMENT TO REMAIN COMPETITIVE.

         The semiconductor industry is highly capital intensive. Semiconductor manufacturing requires a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain our own manufacturing, assembly and test facilities which have required and will continue to require significant investments in manufacturing technology and equipment.

         We expect fiscal 2000 capital expenditures to be in excess of $300 million, compared to $214 million spent on capital expenditures during fiscal 1999. There can be no assurance that we will have sufficient capital resources to make necessary investments in manufacturing technology and equipment.

WE FACE A RISK THAT CAPITAL NEEDED FOR OUR BUSINESS WILL NOT BE AVAILABLE WHEN WE NEED IT.

         We believe that cash flows from operations, existing cash reserves, and available borrowings under our three-year $350 million secured revolving credit facility will be sufficient to satisfy our future research and development, capital expenditure, working capital and other financing requirements. However, we cannot assure you that this will be the case or that we will have access to alternative sources of capital on favorable terms or at all.

         In addition, we have and will continue to review on an ongoing basis strategic investments and acquisitions which will help us grow our business. These investments and acquisitions may require additional capital resources. We cannot assure you that the capital required to fund these investments and acquisitions will be available in the future.

OUR OPERATING RESULTS MAY BE IMPACTED BY SUBSTANTIAL QUARTERLY AND ANNUAL FLUCTUATIONS AND MARKET DOWNTURNS.

         These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

         o  the effects of competitive pricing pressures;

         o  decreases in average selling prices of our products;

         o  production capacity levels and fluctuations in manufacturing yields;

         o  availability and cost of products from our suppliers;

         o  the gain or loss of significant customers;

         o our ability to develop, introduce and market new products and technologies on a timely basis;

         o  new product and technology introductions by competitors;


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

         o  changes in the mix of products produced and sold;

         o  market acceptance of our products and our customers' products;

         o  intellectual property disputes;

         o  seasonal customer demand;

         o  the timing of significant orders; and

         o  the timing and extent of product development costs.

         General economic or other conditions causing a downturn in the market for semiconductor products, affecting the timing of customer orders or causing order cancellations or rescheduling of orders, could also adversely affect our operating results. Moreover, our customers may change delivery schedules or cancel or reduce orders without significant penalty and generally are not subject to minimum purchase requirements.

         The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of our common stock.

WE FACE A RISK THAT WE WILL BE UNABLE TO INTEGRATE COMPANIES WE ACQUIRE.

         In addition to the acquisition of HotRail, Sierra Imaging and Applied Telecom we have recently completed several acquisitions, including the acquisitions of Maker Communications, Inc., Philsar Semiconductor Inc., Microcosm Communications Limited, the wireless broadband business of Oak Technology, Inc., and Istari Design, Inc. On an ongoing basis, we evaluate acquisitions and may make additional acquisitions in the future. Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources. Risks we could face with respect to acquisitions include:

         o the difficulty of integrating acquired technology into our product offerings;

         o the failure successfully to integrate acquired technology, resulting in the impairment of amounts currently capitalized as intangible assets;

         o  the impairment of relationships with employees and customers;

         o the difficulty of coordinating and integrating geographically-dispersed operations;

         o the difficulty of coordinating and integrating overall business strategies and sales and marketing and research and development efforts;

         o the potential disruption of our ongoing business and distraction of management;

         o  the maintenance of brand recognition of acquired businesses;

         o the maintenance of corporate cultures, controls, procedures and policies; and

         o the potential unknown liabilities associated with acquired businesses.


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


Our inability to address any of these risks successfully could harm our business.

         We may have difficulty in integrating any future acquisitions with our current organization, technology and product and services offerings, and any acquired features, functions, products or services may not achieve market acceptance.

WE MAY NOT BE ABLE TO SUSTAIN OUR OPERATING PROFITABILITY AND MAY INCUR FURTHER LOSSES AS A RESULT OF ACQUISITION-RELATED AMORTIZATION AND IN-PROCESS RESEARCH AND DEVELOPMENT EXPENSES.

         In September 1998, we announced a comprehensive plan to restructure our business to position us for future profitability. This plan resulted in fourth quarter fiscal 1998 special charges of approximately $147 million and included workforce reductions, facility closures and other actions. Our fiscal 1998 full-year net loss was approximately $262 million, including inventory write-offs of approximately $66 million, a charge for intellectual property matters of approximately $43 million and the fourth quarter special charges. Although we returned to profitability in fiscal 1999, for the first six months of fiscal 2000 we incurred a net loss of $132 million, due primarily to $145.9 million of in-process research and development expense arising out of our recent acquisitions. Also as a result of our recent acquisitions, we expect to record amortization expenses related to goodwill and intangible assets of approximately $200 million annually for five years. There can be no assurance that we will not incur further losses as a result of these types of write-offs, which are not uncommon in acquisitions of technology companies, as we make additional acquisitions or that we will be able to return to profitability in the near future.

OUR CREDIT FACILITY MAY RESTRICT OUR OPERATING AND FINANCIAL FLEXIBILITY.

         We entered into a three-year $350 million secured revolving credit facility in December 1998. This credit facility is guaranteed by each of our domestic subsidiaries and includes covenants that may restrict our operating and financial flexibility in the future. Substantially all of our assets and the assets of our domestic subsidiaries and the stock of our subsidiaries, subject to certain exceptions, have been pledged as collateral to secure repayment of this credit facility. The credit facility includes restrictions on capital expenditures, indebtedness, acquisitions, mergers, asset sales and liens on assets that apply to us and our subsidiaries. We also must meet certain financial tests and maintain certain financial ratios. Although we believe that we will be able to comply with these requirements, compliance with these requirements may restrict our operating and financial flexibility. We cannot assure you that we will in fact be able to satisfy all of the requirements in the credit facility. If we do not satisfy the financial ratios or comply with the other covenants included in the credit facility, the lenders under the credit facility could declare all amounts owed to them due and payable and proceed against their collateral. Such a foreclosure on the collateral would have a material adverse effect on our business, financial condition and results of operations.

WE ENGAGE IN LITIGATION TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND TO DEFEND OURSELVES AGAINST CLAIMS OF INFRINGEMENT BY OTHERS.

         Our business faces risks of intellectual property infringement and litigation. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. In the past, we have found it necessary to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We expect future litigation on similar grounds.

         We have received, and may continue to receive in the future, claims of infringement of intellectual property rights of others. We are a party to certain pending proceedings involving such claims. We cannot assure you that:

         o  we will prevail in pending actions;

         o other actions alleging infringement by us of third-party patents or invalidity of our patents will not be asserted or prosecuted against us; or

         o any assertions of infringement or actions seeking to establish the invalidity of our patents will not materially and adversely affect our business, financial condition and results of operations.

         Even if we are successful in such matters, the attempted enforcement of intellectual property rights by or against us could result in significant costs and diversion of our resources. It could also have a material adverse effect on our business, financial condition and results of operations. If claims or actions are asserted or commenced against us, in certain situations we may seek to obtain licenses under a third party's intellectual property rights to avert or resolve a controversy. We cannot assure you that under such circumstances a license would be available on commercially reasonable terms, if at all.

WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS.

         We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. In addition, we often incorporate the intellectual property of our customers into our designs, and have certain obligations with respect to the non-use and non-disclosure of their intellectual property. We cannot assure you that:

         o the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful;

         o any existing or future patents will not be challenged, invalidated or circumvented; or

         o any of the measures described above would provide meaningful protection.

         Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology it would make it easier for our competitors to offer similar products. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

OUR INTELLECTUAL PROPERTY INDEMNIFICATION PRACTICE MAY ADVERSELY IMPACT OUR BUSINESS.

         We have historically indemnified our customers for certain costs and damages of patent infringement in circumstances where our product is the factor creating the customer's infringement exposure. This practice generally excludes coverage in circumstances where infringement arises out of the combination of our products with products of others. This indemnification practice could have a material adverse effect on our business, financial condition and results of operations, particularly in situations where our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patent rights held by our competitors or our customers. The combined costs of obtaining licenses from all holders of patent rights essential to such standards could be high and could have a material adverse effect on our business, financial condition and results of operations.

WE OPERATE IN THE HIGHLY CYCLICAL SEMICONDUCTOR INDUSTRY.

         The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand.

         The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (of both semiconductor companies' and their customers' products) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

         We have, in the recent past, experienced these conditions in our dial-up PC modem chipset business and may experience such downturns in this and other product platforms in the future. For example, in fiscal 1998, average selling prices for our Personal Computing products fell by approximately 50 percent, the annual growth rate for such products fell to approximately 20 percent and in the fourth quarter, we made a provision for excess and obsolete inventories of approximately $66 million due to lower than anticipated demand, price declines and obsolescence of certain products. Any future downturns of this nature could have a material adverse effect on our business, financial condition and results of operations. From time to time the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

WE ARE SUBJECT TO INTENSE COMPETITION AND COULD LOSE BUSINESS TO OUR
COMPETITORS.

         The semiconductor industry in general and the markets in which we compete in particular are intensely competitive. We compete worldwide with a number of United States and international semiconductor manufacturers that are both larger and smaller than us in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted and is expected to continue to result in declining average selling prices for our products. We also anticipate that additional competitors will enter our markets as a result of growth opportunities in communications electronics, the trend toward global expansion by foreign and domestic competitors, technological and public policy changes and relatively low barriers to entry in certain markets of the industry.

         We currently enjoy substantial market share in our V.90 and facsimile modem chipset product lines. However, as we continue our diversification strategy and develop our expansion platforms, we are and will be competing in certain new markets in which we have lesser market shares and existing competitors have dominant market positions. Moreover, as with many companies in the semiconductor industry, customers for certain of our products offer other products that compete with similar products offered by us.

         We believe that the principal competitive factors for integrated circuit ("IC") providers to our addressed markets are:

         o  product performance;

         o  level of integration;

         o  quality;

         o  compliance with industry standards;

         o  price;

         o  time-to-market;

         o  system cost;

         o  design and engineering capabilities;

         o  new product innovation; and

         o  customer support.

         The specific bases on which we compete vary by product platform. Many of our current and potential competitors have certain advantages, including:

         o  longer operating histories and presence in key markets;

         o  greater name recognition;

         o  access to larger customer bases; and

         o significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have.

As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than Conexant.

         Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors. We also cannot assure you that competition will not have a material adverse effect on our business, financial condition and results of operations.

         Many of our competitors have combined with each other and consolidated their businesses, including the consolidation of competitors with our customers. This is attributable to a number of factors, including the high-growth nature of the communications electronic industry and the time-to-market pressures on suppliers to decrease the time required for product conception, research and development, sampling and production launch before a product reaches the market. This consolidation trend is expected to continue, since investments, alliances and acquisitions may enable semiconductor suppliers, including Conexant and our competitors, to augment technical capabilities or to achieve faster time-to-market for their products than would be possible solely through internal development.

         Consolidations by industry participants, including in some cases, acquisitions of certain of our customers by our competitors, are creating entities with increased market share, customer base, technology and marketing expertise in markets in which we compete. These developments may significantly and adversely affect our current markets, the markets we are seeking to serve and our ability to compete successfully in those markets.

WE MAY NOT BE ABLE TO KEEP ABREAST OF THE RAPID TECHNOLOGICAL CHANGES IN OUR MARKETS.

         The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

         o  rapid technological developments;

         o  evolving industry standards;

         o  changes in customer requirements;

         o  frequent new product introductions and enhancements; and

         o short product life cycles with declining prices over the life cycle of the product.

         Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Such an event could have a material adverse effect on our business, financial condition and results of operations. For example, increased market demand for sub-$1,000 PCs is causing PC OEMs to require less expensive modem devices, such as software modems, which require fewer semiconductor components than our traditional modem chipsets. As a result, these devices may render obsolete the traditional hardware upgrade path for our modem products. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products.

OUR MANUFACTURING PROCESS IS EXTREMELY COMPLEX AND SPECIALIZED.

         Our manufacturing operations are complex and subject to disruption due to causes beyond our control. The fabrication of integrated circuits is an extremely complex and precise process consisting of hundreds of separate steps. It requires production in a highly controlled, clean environment. Minute impurities, errors in any step of the fabrication process, defects in the masks used to print circuits on a wafer or a number of other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer not to function.

         Our operating results are highly dependent upon our ability to produce large volumes of integrated circuits at acceptable manufacturing yields. Our operations may be affected by lengthy or recurring disruptions of operations at any of our production facilities or those of our subcontractors. These disruptions may include labor strikes, work stoppages, fire, earthquake, flooding or other natural disasters. These disruptions could cause significant delays in shipments until we could shift the products from an affected facility or subcontractor to another facility or subcontractor.

         In the event of these types of delays, we cannot assure you that the required alternate capacity, particularly wafer production capacity, would be available on a timely basis or at all. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, which would result in a loss of customers. Any inability to obtain sufficient manufacturing capacities to meet demand, either at our own facilities or through foundry or similar arrangements with others, could have a material adverse effect on our business, financial condition and results of operations. Certain of our manufacturing facilities are located near major earthquake fault lines, including our California and Mexico facilities. We maintain only minimal earthquake insurance coverage on these facilities.

         Due to the highly specialized nature of the gallium arsenide semiconductor manufacturing process, in the event of a disruption at our Newbury Park, California wafer fabrication facility, alternate gallium arsenide production capacity would not be readily available from third party sources. Although we recently entered into a multi-year agreement with a foundry that guarantees us access to additional gallium arsenide wafer production capacity beginning in the fourth quarter of calendar year 2000, a disruption of operations at our Newbury Park wafer fabrication facility or the interruption in the supply of epitaxial wafers used in our gallium arsenide process could have a material adverse effect on our business, financial condition and results of operations, particularly with respect to our Wireless Communications products.

         Our ability to sustain our revenue growth is also dependent on our ability to secure adequate additional manufacturing capacity, including wafer production capacity. We have recently entered into agreements with outside foundries to secure additional wafer manufacturing capacity, including additional gallium arsenide wafer production capacity. In addition, we continue to explore wafer manufacturing alternatives, which may include increased use of outside foundries, entering into new or expanded business relationships with respect to wafer manufacturing or other actions related to our wafer manufacturing facilities. We cannot assure you that we will be successful in securing adequate additional manufacturing capacity, and our inability to do so could result in delays in customer shipments.

WE MAY NOT BE ABLE TO ACHIEVE MANUFACTURING YIELDS TO MAINTAIN OUR
PROFITABILITY.

         Minor deviations in the manufacturing process can cause substantial manufacturing yield loss, and in some cases, cause production to be suspended. Manufacturing yields for new products initially tend to be lower as we complete product development and commence volume manufacturing, and will typically increase as we ramp to full production. Our forward product pricing includes this assumption of improving manufacturing yields and, as a result, material variances between projected and actual manufacturing yields have a direct effect on our gross margin and profitability. The difficulty of forecasting manufacturing yields accurately and maintaining cost competitiveness through improving manufacturing yields will continue to be magnified by the ever increasing process complexity of manufacturing integrated circuit products. Our manufacturing operations also face pressures arising from the compression of product life cycles which requires us to bring new products on line faster and for shorter periods while maintaining acceptable manufacturing yields and quality without, in many cases, reaching the longer-term, high volume manufacturing conducive to higher manufacturing yields and declining costs.

WE ARE DEPENDENT UPON THIRD PARTIES FOR THE SUPPLY OF RAW MATERIALS AND COMPONENTS.

         We believe we have adequate sources for the supply of raw materials and components for our manufacturing needs with suppliers located around the world. Although we currently purchase wafers used in the production of our CMOS products from one major supplier, such wafers are available from several other suppliers. We are currently dependent on two suppliers for epitaxial wafers used in the gallium arsenide semiconductor manufacturing processes at our Newbury Park, California facility and we are in the process of arranging another supplier for epitaxial wafers. The number of qualified alternative suppliers for wafers is limited and the process of qualifying a new wafer supplier could require a substantial leadtime. Although we historically have not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for our manufacturing operations, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have a material adverse effect on our business, financial condition and results of operations.

UNCERTAINTIES INVOLVING THE ORDERING AND SHIPMENT OF OUR PRODUCTS COULD ADVERSELY AFFECT OUR BUSINESS.

         Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Our customers may cancel orders until 30 days prior to the shipping date. In addition, we sell a portion of our products through distributors who have certain rights to return unsold products to us. Moreover, semiconductor companies, including Conexant, routinely manufacture or purchase inventory based on estimates of customer demand for their products, which is difficult to predict. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory which could have a material adverse effect on our business, financial condition and results of operations.

WE ARE SUBJECT TO THE RISKS OF DOING BUSINESS INTERNATIONALLY.

         For the six months ended March 31, 2000, approximately 69 percent of our total sales were to customers located outside the United States, primarily in the Asia-Pacific and European countries. In addition, we have facilities and suppliers located outside the United States, including our assembly and test facility in Mexicali, Mexico and third-party foundries located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include, but are not limited to, risks regarding:

         o  currency exchange rate fluctuations;

         o  local economic and political conditions;

         o  disruptions of capital and trading markets;

         o restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

         o  changes in legal or regulatory requirements;

         o  import or export licensing requirements;

         o  limitations on the repatriation of funds;

         o  difficulty in obtaining distribution and support;

         o  nationalization;

         o the laws and policies of the United States affecting trade, foreign investment and loans;

         o  tax laws; and

         o limitations on our ability under local laws to protect our intellectual property.

         Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies.

         Moreover, we may be competitively disadvantaged relative to our competitors located outside the United States who may benefit from a devaluation of their local currency. We cannot assure you that the factors described above will not have a material adverse effect on our ability to increase or maintain our foreign sales or on our business, financial condition and results of operations.

         Our past operating performance has been impacted by adverse economic conditions in the Asia-Pacific region, which have increased the uncertainty with respect to the long-term viability of certain of our customers and suppliers in the region. Sales to customers in Japan and other countries in the Asia-Pacific region, principally Taiwan, South Korea and Hong Kong, represented approximately 58 percent of total revenues in the first six months of fiscal 2000.

         We enter into foreign currency forward exchange contracts, principally for the Japanese yen, to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not experienced nor do we anticipate any material adverse effect on our results of operations or financial condition related to these foreign currency forward exchange contracts. We have not entered into foreign currency forward exchange contracts for other purposes and our financial condition and results of operations could be affected (negatively or positively) by currency fluctuations.

OUR SUCCESS DEPENDS ON OUR ABILITY TO EFFECT SUITABLE INVESTMENTS, ALLIANCES OR ACQUISITIONS.

         Although we invest significant resources in research and development activities, the complexity and rapidity of technological changes make it impractical for us to pursue development of all technological solutions on our own. As part of our goal to provide advanced semiconductor product systems, we have and will continue to review on an ongoing basis investment, alliance and acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, we cannot assure you that we will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

         Moreover, if we consummate such transactions, they could result in:

         o  the diversion of management resources;

         o  dilutive issuances of equity securities;

         o  large one-time write-offs;

         o  the incurrence of debt and contingent liabilities;

         o amortization expenses related to goodwill and other intangible assets; and

         o  other acquisition related costs.

         Any of these events could materially adversely affect our business, financial condition and results of operations and the price of our common stock. For example, as a result of our fiscal 2000 acquisitions, we recorded charges of $196.4 million for purchased in-process research and development and we expect to record amortization expense related to goodwill and intangible assets in excess of $300 million annually for five years.

         The ultimate success of any such investments, alliances or acquisitions in achieving the purposes for which they are undertaken will depend on our ability to integrate successfully any acquired business and to retain key personnel, as well as a variety of other factors.

OUR SUCCESS COULD BE NEGATIVELY AFFECTED IF KEY PERSONNEL LEAVE.

         Our future success depends largely upon the continued service of our executive officers and other key management and technical personnel. Our success also depends on our ability to continue to attract, retain and motivate qualified personnel. We are dependent on key technical personnel. They represent a significant asset, as the source of our technological and product innovations. The competition for such personnel is intense in the semiconductor industry. We cannot assure you that we will be able to continue to attract and retain qualified management and other personnel necessary for the design, development, manufacture and sale of our products.

         We may have difficulty attracting and retaining key personnel during periods of poor operating performance. The loss of the services of one or more of our key employees or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. In particular, the loss of the services of Dwight W. Decker, our Chairman and Chief Executive Officer, or certain key design and technical personnel could materially and adversely affect us.

OUR MANAGEMENT TEAM MAY BE SUBJECT TO A VARIETY OF DEMANDS FOR ITS ATTENTION.

         Our management currently faces a variety of challenges. These include implementing our ongoing diversification and expansion strategy and continuing to expand the infrastructure and systems necessary for us to operate as an independent public company and to integrate our recent acquisitions. While we believe that we have sufficient management resources to execute each of these initiatives, we cannot assure you that we will have these resources or that our initiatives will be successfully implemented. Failure to implement these initiatives successfully could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE LIABLE FOR PENALTIES UNDER ENVIRONMENTAL LAWS, RULES AND REGULATIONS, WHICH COULD NEGATIVELY AFFECT OUR SUCCESS.

         We use a variety of chemicals in our manufacturing operations and are subject to a wide range of environmental protection regulations in the United States, Mexico and Canada. While we have not experienced any material adverse effect on our operations as a result of such regulations, we cannot assure you that current or future regulations would not have a material adverse effect on our business, financial condition and results of operations.

         In the United States, environmental regulations often require parties to fund remedial action regardless of fault. Consequently, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. We cannot assure you that the amount of expense and capital expenditures that might be required to complete remedial actions and to continue to comply with applicable environmental laws will not have a material adverse effect on our business, financial condition and results of operations.

         We have been designated as a potentially responsible party at one Superfund site located at a former silicon wafer manufacturing facility and steel fabrication plant in Parker Ford, Pennsylvania formerly occupied by Semiconductor Systems. The site was also formerly occupied by Recticon Corporation and Allied Steel Products Corporation, each of whom has been named as a potentially responsible party and each of whom is insolvent. We have accrued approximately $4 million at March 31, 2000 for the cost of groundwater remediation, including installation of a public water supply line and groundwater pump and treatment system, as well as routine groundwater sampling. In addition, we are engaged in two other remediations of groundwater contamination at our Newport Beach and Newbury Park, California facilities for which we have accrued approximately $3 million for the costs of remediation at March 31, 2000. Pursuant to our agreement with Rockwell, we have assumed liabilities in respect of environmental matters related to current and former operations of Conexant.

WE HAVE A LIMITED HISTORY AS AN INDEPENDENT COMPANY.

         We have a limited operating history as an independent company. Accordingly, the financial information incorporated into this prospectus for periods prior to January 1, 1999 may not necessarily reflect the results of the operations, financial position and cash flows we would have achieved if we had operated independently during the periods presented. We cannot assure you that we will be profitable on an ongoing basis as a stand-alone company. Prior to the spin-off, we relied on Rockwell for cash investments and various financial and administrative services.

THE VALUE OF OUR COMMON STOCK MAY BE ADVERSELY AFFECTED BY MARKET VOLATILITY.

         The trading price of our common stock fluctuates significantly. Since our common stock began trading publicly, the reported sale price of our common stock on the Nasdaq National Market has been as high as $132-1/2 and as low as $6-27/32 per share. This price may be influenced by many factors, including:

         o  our performance and prospects;

         o  the depth and liquidity of the market for our common stock;

         o investor perception of Conexant and the industry in which it operates;

         o changes in earnings estimates or buy/sell recommendations by analysts;

         o  general financial and other market conditions; and

         o  domestic and international economic conditions.

         In addition, public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

CERTAIN PROVISIONS IN OUR ORGANIZATIONAL DOCUMENTS AND RIGHTS AGREEMENT AND DELAWARE LAW MAY MAKE IT DIFFICULT FOR SOMEONE TO ACQUIRE CONTROL OF CONEXANT.

         We have established certain anti-takeover measures that may affect our common stock and convertible notes. Our restated certificate of incorporation, our by-laws, our rights agreement with ChaseMellon Shareholder Services, L.L.C., as rights agent, dated as of November 30, 1998, as amended, and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of Conexant in a transaction not approved by our board of directors. Our restated certificate of incorporation and by-laws include provisions such as:

         o the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our shareowners;

         o  a fair price provision;

         o  a prohibition on shareowner action by written consent;

         o a requirement that shareowners provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners;

         o a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws;

         o elimination of the right of shareowners to call a special meeting of shareowners; and

         o the division of our board of directors into three classes to be elected on a staggered basis, one class each year.

We also have a rights agreement which gives our shareowners certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

         In addition to the rights agreement and the provisions in our restated certificate of incorporation and by-laws, Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions, a corporation shall not engage in any business combination with any interested shareowner during the three-year period following the time that such shareowner becomes an interested shareowner. The restrictions of Section 203 of the Delaware General Corporation Law, in certain circumstances, make it more difficult for a person who would be an interested shareowner to effect various business combinations with a corporation during this three-year period. The provisions of Section 203 of the Delaware General Corporation Law provide that the shareowner approval requirement may be avoided if a majority of the directors then in office approved either the business combination or the transaction that resulted in the shareowner becoming an interested shareowner.

WE MAY BE RESPONSIBLE FOR CERTAIN FEDERAL INCOME TAX LIABILITIES THAT RELATE TO OUR SPIN-OFF FROM ROCKWELL.

         In connection with our spin-off from Rockwell, the Internal Revenue Service issued a tax ruling to Rockwell stating that the spin-off would qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended. While the tax ruling generally is binding on the Internal Revenue Service, the continuing validity of the tax ruling is subject to certain factual representations and assumptions. We are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

         The Tax Allocation Agreement dated as of December 31, 1998 between Conexant and Rockwell provides that we will be responsible for any taxes imposed on Rockwell, Conexant or Rockwell shareowners as a result of either:

         o the failure of the spin-off from Rockwell to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code or

         o the subsequent disqualification of the spin-off from Rockwell as a tax-free transaction to Rockwell under Section 361(c)(2) of the Internal Revenue Code,

if the failure or disqualification is attributable to certain post-spin-off actions by or in respect of Conexant (including our subsidiaries) or our shareowners, such as our acquisition by a third party at a time and in a manner that would cause such failure or disqualification.

         The Tax Allocation Agreement also provides, among other things, that neither Rockwell nor Conexant is to take any action inconsistent with, nor fail to take any action required by, the request for the tax ruling or the tax ruling unless:

         o  required to do so by law;

         o  the other party has given its prior written consent; or

         o in certain circumstances, a supplemental ruling permitting such action is obtained.

Rockwell and Conexant have indemnified each other for any tax liability resulting from each entity's failure to comply with these provisions.

         In addition, we effected certain tax-free intragroup spin-offs as a result of Rockwell's spin-off of Meritor Automotive, Inc. on September 30, 1997. The Tax Allocation Agreement provides that we will be responsible for any taxes imposed on Rockwell, Conexant or Rockwell shareowners in respect of those intragroup spin-offs if such taxes are attributable to certain actions taken after the spin-off from Rockwell by or in respect of Conexant (including our subsidiaries) or our shareowners, such as our acquisition by a third party at a time and in a manner that would cause the taxes to be incurred.

         If we were required to pay any of the taxes described above, such payment would have a material adverse effect on our financial position, results of operations and cash flow.

                           INCORPORATION BY REFERENCE

         The SEC's rules allow us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those filings. This information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any such information so modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. We incorporate by reference the following documents and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling securityholders sell all of the notes or the shares of common stock offered by this prospectus:

         (a) Our Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (including the portions of the Proxy Statement for our 2000 Annual Meeting of Shareowners that are incorporated therein by reference);

         (b) Our Quarterly Report on Form 10-Q for the quarter ended December 31, 1999;

         (c) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

         (d) Our Current Report on Form 8-K filed January 4, 2000, as amended by our Current Report on Form 8-K/A filed January 11, 2000;

         (e)  Our Current Report on Form 8-K filed February 16, 2000;

         (f)  Our Current Report on Form 8-K filed March 17, 2000;

         (g)  Our Current Report on Form 8-K filed April 3, 2000;

         (h)  Our Current Report on Form 8-K filed April 14, 2000;

         (i)  Our Current Report on Form 8-K filed May 17, 2000;

         (j)  Our Current Report on Form 8-K filed May 26, 2000;

         (k)  Our Current Report on Form 8-K filed June 13, 2000;

         (l)  Our Current Report on Form 8-K filed June 15, 2000;

         (m)  Our Current Report on Form 8-K filed June 29, 2000;

         (n)  Our Current Report on Form 8-K filed July 24, 2000; and

         (o) The descriptions of our common stock and the preferred share purchase rights contained on pages 78 and 85-87 in our Registration Statement on Form 10, as amended (File No. 000-24923), dated December 1, 1998, as amended by Part II, Item 2 of our Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated herein by reference and be a part hereof from the date of filing of such documents. Any statement herein or contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not constitute a part of this Registration Statement, except as so modified or superseded. For example, the risks and uncertainties under the heading "Risk Factors" above may change or be modified by future filings, from time to time, as our business develops or changes and you should read those updated risk factors.

         Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Office of the Secretary, Conexant Systems, Inc., 4311 Jamboree Road, Newport Beach, California 92660-3095 (telephone number (949) 483-4600).

                                 USE OF PROCEEDS

         The selling securityholders will receive all of the proceeds from the sales of common stock by them pursuant to this prospectus. We will not receive any proceeds from these sales of our common stock. We will receive nominal cash amounts equal to the exercise price payable on exercise of the options issued in connection with the HotRail acquisition which we will use for general corporate purposes.

                           PRICE RANGE OF COMMON STOCK

         Our common stock began trading on the Nasdaq National Market under the symbol "CNXT" on January 4, 1999. The following table lists the high and low per share sale prices for our common stock as reported by the Nasdaq National Market for the periods indicated. These per share sale prices reflect the 2-for-1 stock split effected in the form of a stock dividend on October 29, 1999.

                                                           HIGH         LOW
                                                        ----------   ---------
          Fiscal year ended September 30, 1999:
               Second quarter                           $ 13 27/32   $  6 27/32
               Third quarter                            $ 31 15/16   $ 13 3/16
               Fourth quarter                           $ 41 17/32   $ 27 5/8
          Fiscal year ending September 30, 2000
               First quarter                            $ 76 3/16    $ 30 7/8
               Second quarter                           $132 1/2     $ 53
               Third quarter                            $ 79         $ 31 1/4

         On July 24, 2000 the last bid price of the common stock as reported on the Nasdaq National Market was $37.00 per share. As of June 30, 2000 there were approximately 51,000 holders of record of our common stock.

                                 DIVIDEND POLICY

         We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing bank credit facility limits our ability to declare and pay dividends.

                          DESCRIPTION OF CAPITAL STOCK

         The following description of our capital stock, as amended or superseded by any applicable prospectus supplement, includes a summary of certain provisions of our restated certificate of incorporation and our by-laws. This description is subject to the detailed provisions of, and is qualified by reference to, our certificate of incorporation and our by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

         We are authorized to issue (1) 1,000,000,000 shares of common stock, of which 218,614,904 shares of common stock were outstanding as of June 30, 2000, and (2) 25,000,000 shares of preferred stock, without par value, of which our board of directors has designated 1,500,000 shares as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights. For a more detailed discussion of our preferred share purchase rights and how they relate to our common stock, see "Conexant Rights Plan". The authorized shares of common stock and preferred stock will be available for issuance without further action by our shareowners, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our shareowners is not so required, our board of directors may determine not to seek shareowner approval.

         Certain of the provisions described under this section entitled "Description of Capital Stock" could have the effect of discouraging transactions that might lead to a change of control of Conexant.

         Our restated certificate of incorporation and by-laws:

         -  establish a classified board of directors,

         - require shareowners to provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners,

         - require a supermajority vote to remove a director or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws, and

         -  preclude shareowners from calling a special meeting of shareowners.

COMMON STOCK

         Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available therefor. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or set aside. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock. See "Dividend Policy".

         Each holder of common stock will be entitled to one vote for each such share outstanding in such holder's name. No holder of common stock will be entitled to cumulate votes in voting for directors. Our certificate provides that, unless otherwise determined by our board of directors, no holder of common stock will have any right to purchase or subscribe for any stock of any class which we may issue or sell.

         ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar for our common stock.

PREFERRED STOCK

         Our restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock of up to an aggregate of 25,000,000 shares and to determine, with respect to any series of our preferred stock, the terms and rights of the series. Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

CERTAIN PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

         Our certificate and by-laws contain various provisions intended to (1) promote the stability of our shareowner base and (2) render more difficult certain unsolicited or hostile attempts to take us over which could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

         Pursuant to our certificate, the number of directors is fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes, each class to consist as nearly as possible of one-third of the directors. Directors elected by shareowners at an annual meeting of shareowners will be elected by a plurality of all votes cast. Currently, the terms of office of the three classes of directors expire, respectively, at our annual meetings in 2001, 2002 and 2003. The term of the successors of each such class of directors expires three years from the year of election.

         Our restated certificate of incorporation contains a fair price provision pursuant to which a Business Combination (as defined in our restated certificate of incorporation) between us or one of our subsidiaries and an Interested Shareowner (as defined in our restated certificate of incorporation) requires approval by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless the Business Combination is approved by at least two-thirds of the Continuing Directors (as defined in our restated certificate of incorporation) or certain fair price criteria and procedural requirements specified in the fair price provision are met. If either the requisite approval of our board of directors or the fair price criteria and procedural requirements were met, the Business Combination would be subject to the voting requirements otherwise applicable under the Delaware General Corporation Law, which for most types of Business Combinations currently would be the affirmative vote of the holders of a majority of all of our outstanding shares of stock entitled to vote thereon. Any amendment or repeal of the fair price provision, or the adoption of provisions inconsistent therewith, must be approved by the affirmative vote of the holders of not less than 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, unless such amendment, repeal or adoption were approved by at least two-thirds of the Continuing Directors, in which case the provisions of the Delaware General Corporation Law would require the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon.

         Our restated certificate of incorporation and by-laws provide that a special meeting of shareowners may be called only by a resolution adopted by a majority of the entire board of directors. Shareowners are not permitted to call, or to require that the board of directors call, a special meeting of shareowners. Moreover, the business permitted to be conducted at an special meeting of shareowners is limited to the business brought before the meeting pursuant to the notice of the meeting given by us. In addition, our certificate provides that any action taken by our shareowners must be effected at an annual or special meeting of shareowners and may not be taken by written consent in lieu of a meeting. Our by-laws establish an advance notice procedure for shareowners to nominate candidates for election as directors or to bring other business before meetings of our shareowners.

         Our restated certificate of incorporation provides that the affirmative vote of at least 80 percent of the voting power of all of our outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, would be required to:

         -  amend or repeal the provisions of our certificate with respect to
            (a) the election of directors, (b) the right to call a special shareowners' meeting or (c) the right to act by written consent,

         -  adopt any provision inconsistent with such provisions, or

         - amend or repeal the provisions of our restated certificate of incorporation with respect to amendments to our restated certificate of incorporation or by-laws.

In addition, our restated certificate of incorporation provides that our board of directors may make, alter, amend and repeal our by-laws and that the amendment or repeal by shareowners of any of our by-laws would require the affirmative vote of at least 80 percent of the voting power described above, voting together as a single class.

CONEXANT RIGHTS PLAN

         Each outstanding share of common stock also evidences one preferred share purchase right. Each preferred share purchase right entitles the registered holder to purchase from us one two-hundredth of a share of Series A Junior Participating Preferred Stock, at $300, subject to adjustment. The description and terms of the preferred share purchase rights are set forth in the rights agreement dated as of November 30, 1998, as amended as of December 9, 1999.

         Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20 percent or more of the outstanding common stock or (2) 10 business days, or such later date as may be determined by our board of directors prior to such time as any person or group becomes an Acquiring Person, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20 percent or more of the outstanding common stock, preferred share purchase rights will be attached to common stock and will be owned by the registered owners of common stock.

         The rights agreement provides that, until the preferred share purchase rights are no longer attached to the common stock, or until the earlier redemption or expiration of the preferred share purchase rights:

         - the preferred share purchase rights will be transferred with and only with common stock,

         - certificates representing common stock and statements in respect of shares of common stock registered in book-entry or uncertificated form will contain a notation incorporating the terms of the preferred share purchase rights by reference, and

         - the transfer of any shares of common stock will also constitute the transfer of the associated preferred share purchase rights.

As soon as practicable following the date the preferred share purchase rights are no longer attached to the common stock (the "Distribution Date"), separate certificates evidencing preferred share purchase rights will be mailed to holders of record of common stock as of the close of business on the date the preferred share purchase rights are no longer attached to the common stock and the separate certificates alone will evidence preferred share purchase rights.

         In addition, the rights agreement provides that in connection with the issuance or sale of our common stock following the Distribution Date and prior to the earlier of (1) the date the preferred share purchase rights are redeemed and (2) the date the preferred share purchase rights expire, (a) we will, with respect to common stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement in existence prior to the Distribution Date, or upon the exercise, conversion or exchange of securities, notes or debentures (pursuant to the terms thereof) issued by us and in existence prior to the Distribution Date, and (b) we may, in any other case, if deemed necessary or appropriate by the board of directors, issue certificates representing the appropriate number of preferred share purchase rights in connection with such issuance or sale. We will not be obligated to issue any of these certificates if, and to the extent that, we are advised by counsel that the issuance of those certificates would create a significant risk of material adverse tax consequences to us or the person to whom such certificate would be issued or would create a significant risk that the stock options or employee plans or arrangements would fail to qualify for otherwise available special tax treatment. In addition, no certificate will be issued if, and to the extent that, appropriate adjustments otherwise have been made in lieu of the issuance thereof.

         Preferred share purchase rights will not be exercisable until the Distribution Date. Preferred share purchase rights will expire on December 31, 2008, unless this expiration date is extended or unless preferred share purchase rights are earlier redeemed by us, in each case, as described below.

         The purchase price payable, and the number of shares of Series A junior preferred stock or other securities or property issuable, upon exercise of the preferred share purchase rights will be subject to adjustment from time to time to prevent dilution upon the occurrence of the following events:

         - in the event of a stock dividend on, or a subdivision, combination or reclassification of, Series A junior preferred stock,

         - upon the grant to holders of shares of Series A junior preferred stock of certain rights or warrants to subscribe for or purchase shares of Series A junior preferred stock at a price, or securities convertible into shares of Series A junior preferred stock with a conversion price, less than the then current market price of the shares of Series A junior preferred stock, or

         - upon the distribution to holders of shares of Series A junior preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Series A junior preferred stock) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding preferred share purchase rights and the number of one one-hundredths of a share of Series A junior preferred stock issuable upon exercise of each preferred share purchase right will also be subject to adjustment in the event of a stock split of common stock or a stock dividend on common stock payable in common stock or subdivisions, consolidations or combinations of common stock occurring, in any such case, prior to the date the preferred share purchase rights are no longer attached to the common stock.

         We cannot redeem shares of Series A junior preferred stock purchasable upon exercise of preferred share purchase rights. Each share of Series A junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock whenever such dividend is declared. In the event of liquidation, the holders of Services A junior preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A junior preferred stock will have 100 votes, voting together with common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A junior preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights will be protected by customary antidilution provisions.

         Because of the nature of the Series A junior preferred stock's dividend, liquidation and voting rights, the value of the one two-hundredth interest in a share of Series A junior preferred stock purchasable upon exercise of each preferred share purchase right should approximate the value of one share of common stock.

         In the event that, at any time after a person has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50 percent or more of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a preferred share purchase right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a preferred share purchase right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of a preferred share purchase right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a preferred share purchase right, other than preferred share purchase rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise, in lieu of shares of Series A junior preferred stock, that number of shares of common stock having a market value of two times the exercise price of a preferred share purchase right.

         At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, and prior to the acquisition by such person or group of 50 percent or more of the outstanding shares of common stock, our board of directors may exchange preferred share purchase rights (other than preferred share purchase rights owned by such person or group, which will have become void after such person became an Acquiring Person) for common stock or Series A junior preferred stock, in whole or in part, at an exchange ratio of one share of common stock, or two hundredths of a share of Series A junior preferred stock (or of a share of another series of preferred stock having equivalent rights, preferences and privileges), per preferred share purchase right (subject to adjustment).

         With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least one percent. No fractional shares of Series A junior preferred stock will be issued, other than fractions which are integral multiples of one two-hundredth of a share of Series A junior preferred stock, which may, at our election, be evidenced by depository receipts. Instead, an adjustment in cash will be made based on the market price of Series A junior preferred stock on the last trading day prior to the date of exercise.

         At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20 percent or more of the outstanding shares of common stock, our board of directors may redeem preferred share purchase rights in whole, but not in part, at a price of $.0l per preferred share purchase right. The redemption of preferred share purchase rights may be made effective at such time, on such basis and with such conditions as our board of directors may determine, in its sole discretion. Immediately upon any redemption of preferred share purchase rights, the right to exercise preferred share purchase rights will terminate and the only right of the holders of preferred share purchase rights will be to receive the redemption price.

         The terms of preferred share purchase rights may be amended by our board of directors without the consent of the holders of preferred share purchase rights, including an amendment to decrease the threshold at which a person becomes an Acquiring Person from 20 percent to not less than 10 percent, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of preferred share purchase rights.

         Until a preferred share purchase right is exercised, the holder thereof, as such, will have no rights as a shareowner of Conexant, including, without limitation, the right to vote or to receive dividends.

         The foregoing summary of the material terms of preferred share purchase rights is qualified by reference to the rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

                             SELLING SECURITYHOLDERS

         The shares which may be resold hereunder by the selling securityholders are shares issued by us in connection with the acquisition of all of the outstanding shares of (i) HotRail at the closing of the HotRail acquisition transaction, (ii) Sierra at the closing of the Sierra acquisition transaction, and (iii) Applied Telecom at the closing of the Applied Telecom acquisition transaction.

         The shares originally issued at the closing of the HotRail acquisition transaction, the Sierra acquisition transaction and the Applied Telecom acquisition transaction were issued in a transaction exempt from the registration requirements of the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of their shares of our common stock.

         The following table sets forth information, as of July 27, 2000, with respect to the selling securityholders and the shares of our common stock beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the shares of common stock. Because the selling securityholders may offer all or some portion of the common stock, we cannot estimate the amount of the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided the information regarding their shares in transactions exempt from the registration requirements of the Securities Act. No selling securityholder named in the table below beneficially owns one percent or more of our common stock based on [202,571,118] shares of common stock outstanding on July ___, 2000.

                                                                                            COMMON STOCK
                                                              COMMON STOCK OWNED PRIOR         OFFERED
                           NAME                                   TO THE OFFERING              HEREBY
                           ----                               ------------------------      ------------
HOTRAIL ACQUISITION:
Alpine Venture Fund, LP                                                205,856                205,856
American Pacific Ventures, Inc.                                          7,854                  7,854
Bean, Brian                                                              4,678                  4,678
Beans Plus LLC - Finance                                                 3,087*                 3,087
Beans Plus LLC - SM                                                      2,329*                 2,329
Bliessener, Merrylee                                                     1,543                  1,543
Bumgarner, Donna S.                                                         20                     20
Carlsen, Dan                                                             1,029                  1,029
Charter Ventures II, L.P.                                              343,766                343,766
Chase Venture Capital Associates, L.P.                               1,209,663              1,209,663
Comerica Bank                                                            5,892                  5,892
Costa, Fran                                                              1,543                  1,543
Delmon, Edmond S.                                                        4,323                  4,323
Dorris, Stephanie                                                       10,292                 10,292

                                                                                            COMMON STOCK
                                                              COMMON STOCK OWNED PRIOR         OFFERED
                           NAME                                   TO THE OFFERING              HEREBY
                           ----                               ------------------------      ------------
Eberts, Donald                                                          74,440                 74,440
Egan, Richard                                                           23,158                 23,158
F&W Investments 1996-II                                                  6,175                  6,175
F&W Investments 2000                                                     9,357                  9,357
First Formosa II Technology Investment Corp.                           331,429                331,429
First Formosa Technology Investment Holding Company Limited            107,293                107,293
Fu, Kevin J. Irrevocable Trust                                           2,058                  2,058
Fu, Shuiti                                                               1,029                  1,029
Fu-Jing Trust created on November 23, 1999                             564,161                564,161
Gandhi, Gunavati                                                         4,318                  4,318
Gorman, William S.                                                       5,146                  5,146
Greene, Natalie F.                                                          20                     20
GVC Cayman Corporation                                                  28,608                 28,608
Hartman, Greg                                                            1,029                  1,029
Hoang, Tuong                                                             1,482                  1,482
Hoover, Mark                                                             3,087                  3,087
Hsieh, H.L.                                                             28,608                 28,608
Innovatech Associates                                                   14,408**               14,408
Jiang, Guoqing "James"                                                   2,599                  2,599
Jing, Wen                                                                  411                    411
Joerger, Tricia                                                             20                     20
Kawamura, Eiji                                                           3,880                  3,880
Kaye, Eric                                                               4,678                  4,678
Kufis, James C. Kufis & Carolyn M. Kufis 1988 Trust                      2,058                  2,058
Kufis, Andrew C.                                                         2,058                  2,058
Kufis, James C.                                                        127,248                127,248
Lee, Liang Chen                                                         21,467                 21,467
Long, Junsheng                                                           1,860                  1,860
Marazita, Frank                                                         18,054                 18,504
Nason, Norman A.                                                         5,146                  5,146
Needham Capital Partners II (Bermuda), L.P.                             11,832                 11,832
Needham Capital Partners II, L.P.                                      108,314                108,314
Ontario Teachers' Pension Plan Board                                   974,898                974,898
Pasternoster, Paul                                                       3,911                  3,911
Phoenix Leasing Incorporated                                             7,071                  7,071
Positioning Strategies                                                   3,430                  3,430
Race, Stephen M.                                                            41                     41
Ready, Matt                                                              1,029                  1,029
Rees/Souce Ventures #13, LLC                                            27,814                 27,814
Ridley, Judy L.                                                          2,058                  2,058
Schweichler Associates                                                   2,058*                 2,058
Selby Venture Partners, L.P.                                           251,604                251,604
Sener, Valerie                                                           2,210                  2,210
Shetler, Joy                                                               205                    205
Shriner, Donald R.                                                       5,146                  5,146
Smith, Walstein Bennett III                                              2,058                  2,058
Techfarm II, L.P.                                                      177,037                177,037
Techfund Capital II, L.P.                                              187,249                187,249
Techfund Capital Management II, LLC                                      8,401                  8,401

                                                                                            COMMON STOCK
                                                              COMMON STOCK OWNED PRIOR         OFFERED
                           NAME                                   TO THE OFFERING              HEREBY
                           ----                               ------------------------      ------------
Techfund Capital Management, LLC                                        16,983                 16,983
Techfund Capital, L.P.                                                 185,271                185,271
Tomita, Lane                                                             2,187                  2,187
Veerappan, Armachalam                                                    3,742                  3,742
Venture Lending & Leasing II, Inc.                                      18,278                 18,278
Venture Lending & Leasing, Inc.                                          7,833                  7,833
Wah, Wong Ying                                                          68,962                 68,962
Wang, Manzhen                                                            1,029                  1,029
Wasserstein Adelson Ventures, L.P.                                     271,356                271,356
Woodside Fund III SBIC, L.P.                                           502,725                502,725
Woodside Fund IV L.P.                                                  421,050                421,050
WPEP Ventures, LLC                                                       9,357                  9,357
Wu, Kuo-Yong                                                             7,163                  7,163
Wu, Yung-Fnng                                                           28,608                 28,608
Yeah, Solomon                                                            7,163                  7,163
Zuckerman, Matthew                                                       4,652                  4,652
TOTAL                                                                6,529,885              6,529,885

------------

 * Options to purchase our common stock held prior to the offering.
** 50% of these shares represent options to purchase our commom stock held prior to the offering.

                                                                                            COMMON STOCK
                                                              COMMON STOCK OWNED PRIOR         OFFERED
                           NAME                                   TO THE OFFERING              HEREBY
                           ----                               ------------------------      ------------
SIERRA ACQUISITION:
Atsatt, Sean                                                             6,515                  6,515
Balc, Wendell                                                           81,450                 81,450
Barry, Hank                                                                723                    723
Boczek, Louie                                                            5,791                  5,791
Brooks, Suzanne                                                            288                    288
Campbell, Stacey                                                         5,047                  5,047
Chinatrust Venture Capital Co., Ltd.                                    14,737                 14,737
Chiu, Hung Jui-Hsia                                                     74,933                 74,933
Chung Ho Spinning Co., Ltd.                                             77,373                 77,373
Ciutura, Vasilica                                                       18,100                 18,100
CMC Magnetics Corporation                                               63,422                 63,422
Collias, James                                                           1,810                  1,810
CSK Venture Capital Co., Ltd.                                           22,105                 22,105
Diane Walker                                                             5,398                  5,398
Dimitrov, Bisser                                                        10,860                 10,860
Direct International Ltd.                                               32,176                 32,176
Fan, Liang-Shein                                                        10,425                 10,425
Fang, Chi-San                                                           36,200                 36,200
Fernandez, Dolores                                                         130                    130
Garg, Sanjiv                                                               216                    216
He, Kai                                                                  1,230                  1,230
Hsu, Hang-Chien                                                         26,063                 26,063
Jacobs, Duncan & Kathleen                                                5,736                  5,736
Jacobs, William                                                          6,907                  6,907
Karolchik, Donna                                                         2,171                  2,171
Lin, Fen-Rong                                                            6,515                  6,515
Liu, Hung I.                                                             4,343                  4,343
Marsh, Laura                                                               216                    216
Medwick, Robert                                                          1,085                  1,085
Microtek International, Inc.                                           107,794                107,794
Milburn, Arthur R.                                                         144                    144
Pacific Venture Capital Co., Ltd.                                       14,737                 14,737
Pan, Frank                                                               3,178                  3,178

                                                                                            COMMON STOCK
                                                              COMMON STOCK OWNED PRIOR         OFFERED
                           NAME                                   TO THE OFFERING              HEREBY
                           ----                               ------------------------      ------------
Pisces Associates (BVI) Inc.                                             2,714                  2,714
Primus Holdings (BV*) Inc.                                               6,631                  6,631
Primus Technology Fund                                                  22,443                 22,443
Robinson, Susan                                                          4,705                  4,705
Rush, Allen                                                             81,450                 81,450
Shihodo, Hisato                                                         54,300                 54,300
Shugart, Allen                                                           8,687                  8,687
Sun, Wen-Mei                                                             4,524                  4,524
Taylor, Robert G.                                                       39,095                 39,095
Taylor, Stephanie A.                                                     7,240                  7,240
Taylor-Healy, Angela E.                                                  7,240                  7,240
TKS Venture Capital Co. Ltd.                                            14,737                 14,737
Tsuk, Robert                                                             1,085                  1,085
Vate Technology Co., Ltd.                                                8,687                  8,687
W.T.T. & Company, S.A.                                                  28,737                 28,737
Wang, Jeremy                                                            27,150                 27,150
WS Investment Company 98A                                                6,515                  6,515
Yen, Wen-Pin                                                            26,527                 26,527
TOTAL                                                                1,000,285              1,000,285

APPLIED TELECOM ACQUISITION:
Beatty, James D.                                                        30,311                 30,311
Erlenborn, Mark                                                         30,311                 30,311
Gale, Roger J.                                                          30,311                 30,311
Jeffries, Myron                                                         30,311                 30,311
TOTAL                                                                  121,244                121,244

         Selling securityholders set forth under the heading "Sierra Acquisition" in the table above owning an aggregate of approximately 94% of Sierra common stock are parties to the Agreement and Plan of Merger dated as of May 23, 2000 with Conexant.

         Each of the selling securityholders set forth under the heading "Applied Telecom Acquisition" is a party to the Agreement and Plan of Merger dated as of April 5, 2000 with Conexant.

         Each of the following individuals, prior to the acquisition of HotRail on June 29, 2000, held the following position with HotRail: Donald R. Shriner, President, Chief Executive Officer, Chief Financial Officer, Secretary and Director; Daniel Fu, Chief Technical Officer; Richard Egan, Vice President of Marketing and Sales; and James C. Kufis, Director.

         Each of the following individuals, prior to the acquisition of Sierra on June 13, 2000, held the following position with Sierra: Wendell Balc, Chief Executive Officer; Robert G. Taylor, Chief Technology Officer; Hank Barry, Director; and Allen Shugard, Director.

         Each of the following individuals, prior to the acquisition of Applied Telecom on April 5, 2000, held the following position with Applied Telecom:
James D. Beatty, President and Director; Mark Erlenborn, Vice President - Systems Development and Director; Roger J. Gale, Director; and Myron Jeffries, Vice President - Business Operations and Director.

         All of the shares received by the selling securityholders at the closing of the Hot Rail acquisition transaction, the Sierra acquisition transaction and the Applied Telecom acquisition transaction were "restricted securities" under the Securities Act prior to this registration.

                              PLAN OF DISTRIBUTION

         The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

         The common stock may be sold in one or more transactions at:

         -  fixed prices,

         -  prevailing market prices at the time of sale,

         -  prices related to the prevailing market prices,

         -  varying prices determined at the time of sale, or

         -  negotiated prices.

         These sales may be effected in transactions:

         - on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

         -  in the over-the-counter market,

         - otherwise than on such exchanges or services or in the over-the-counter market,

         - through the writing of options, whether the options are listed on an options exchange or otherwise, or

         -  through the settlement of short sales.

These transactions may include block transactions or transactions in which the same broker acts as agent on both sides of the trade.

         In connection with the sale of the common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the common stock short and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

         The aggregate proceeds to the selling securityholders from the sale of the common stock offered by them hereby will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from the offering of shares by the selling securityholders.

         Our outstanding common stock is listed for trading on the Nasdaq National Market.

         In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

         The selling securityholders and any broker-dealers or agents that participate in the sale of the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

         The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

         To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

         A selling securityholder may decide not to sell any common stock described in this prospectus. We cannot assure you that any selling securityholder will use this prospectus to sell any or all of the common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the common stock by other means not described in this prospectus.

         With respect to a particular offering of the common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

         -  the specific shares of common stock to be offered and sold,

         -  the names of the selling securityholders,

         - the respective purchase prices and public offering prices and other material terms of the offering,

         - the names of any participating agents, broker-dealers or underwriters, and

         - any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

         Under the Registration Rights Agreement dated as of June 27, 2000 among Gordon Campbell and Donald R. Shriner, as agents for HotRail shareholders, and Conexant, the holders of the shares of common stock received at the closing of the HotRail acquisition transaction have a right to have their shares of common stock registered on this registration statement. Under the Agreement and Plan of Merger among Conexant, Sierra and certain of their shareholders, the holders of the shares of common stock received at the closing of the Sierra acquisition transaction have a right to have their shares of common stock registered under applicable federal and state securities laws. Under the Registration Rights Agreement dated as of April 5, 2000 among Conexant and the shareholders of Applied Telecom, the holders of the shares of common stock received at the closing of the Applied Telecom acquisition transaction have a right to have their shares of common stock registered on this registration statement.

         The HotRail, Sierra and Applied Telecom registration rights provide that the HotRail selling securityholders, the Sierra selling securityholders and the Applied Telecom selling securityholders, respectively, and Conexant will indemnify each other and their respective directors, officers, employees, stockholders, agents and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the HotRail selling securityholders, the Sierra selling securityholders and the Applied Telecom selling securityholders incidental to the registration, offering and sale of the common stock to the public, but each HotRail selling securityholder, Sierra selling securityholder and Applied Telecom selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents, if any.

                                  LEGAL MATTERS

         The validity of the issuance of the common stock will be passed upon for us by Dennis E. O'Reilly, Senior Vice President, General Counsel and Secretary of Conexant.

                                     EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Conexant Systems, Inc. Annual Report on Form 10-K for the fiscal year ended September 30, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Maker Communications, Inc. incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said form as experts in giving said reports.

                         HOW TO OBTAIN MORE INFORMATION

         In accordance with the Exchange Act, we file reports, proxy and information statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy and information statements and other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding registrants (including Conexant) that file electronically with the SEC (http://www.sec.gov). Our internet site is http://www.conexant.com.

         You also may inspect reports, proxy statements and other information about Conexant at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference room or internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

                             CONEXANT SYSTEMS, INC.

                                  COMMON STOCK
             (INCLUDING ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)



                                   PROSPECTUS



YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Conexant will pay all expenses incident to the offer and sale to the public of the common stock being registered, other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

                                                      AMOUNT
                                                     --------
Commission Registration Fee                          $ 67,300
Nasdaq National Market additional listing fee        $ 10,000
*Costs of Printing                                   $  5,000
*Legal Fees and Expenses                             $ 50,000
*Accounting Fees and Expenses                        $ 10,000
*Miscellaneous Expenses                              $  5,000
                                                     --------
   *Total                                            $147,300

----------
*   Estimated

ITEM 15.  LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to certain limitations. Our restated certificate of incorporation provides that our directors are not liable to the Conexant or its shareowners for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Conexant or its shareowners, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (4) for any transaction from which a director derived an improper personal benefit.

         The Delaware General Corporation Law provides for indemnification of directors, officers, employees and agents subject to certain limitations. Our by-laws and the appendix thereto provide for the indemnification of our directors, officers, employees and agents to the extent permitted by Delaware law. Our directors and officers are insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

ITEM 16.  INDEX TO EXHIBITS.

         See Exhibit Index.

ITEM 17.  UNDERTAKINGS

         A. The Company hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total increase or decrease in volume of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to
         Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 28th day of July, 2000.

                                         CONEXANT SYSTEMS, INC.


                                         By  /s/ Dwight W. Decker
                                             -----------------------------------
                                             (Dwight W. Decker, Chairman and
                                             Chief Executive Officer)

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below on this Registration Statement hereby constitutes and appoints Dwight W. Decker, Balakrishnan S. Iyer and Dennis E. O'Reilly, their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities (unless revoked in writing) to sign any and all amendments to this Registration Statement to which this power of attorney is attached, including any post-effective amendments as well as any related registration statement (or amendment thereto) filed in reliance upon Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as they might and could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on July 28, 2000.

           Signature                                   Title

/s/ DWIGHT W. DECKER                  Chairman, Chief Executive Officer and
-------------------------------       Director (Principal Executive Officer)
    Dwight W. Decker

/s/ BALAKRISHNAN S. IYER              Senior Vice President and Chief Financial
-------------------------------       Officer (Principal Financial Officer)
    Balakrishnan S. Iyer

/s/ STEPHEN M. THOMPSON               Vice President and Controller
-------------------------------       (Principal Accounting Officer)
    Stephen M. Thompson

/s/ DONALD R. BEALL                   Director
-------------------------------
    Donald R. Beall

/s/ JERRE L. STEAD                    Director
-------------------------------
    Jerre L. Stead

                                      Director
-------------------------------
    F. Craig Farrill

/s/ RICHARD M. BRESSLER               Director
-------------------------------
    Richard M. Bressler

                                  EXHIBIT INDEX


     EXHIBIT
     NUMBER
     ------
     +4.1          Registration Rights Agreement, dated as of June 27, 2000, by and among Conexant Systems, Inc., Gordon Campbell and Donald R. Shriner as agents for HotRail, Inc. shareholders.

     +4.2          Registration Rights Agreement, dated as of May 23, 2000, by and among Conexant Systems, Inc. and certain shareholders of Sierra Imaging, Inc.

      4.3          Restated Certificate of Incorporation of Conexant Systems, Inc., filed as Exhibit 4.1 to Conexant's Registration
                   Statement on Form S-8 (Registration No. 333-68755), and Amendment to Restated Certificate of Incorporation, filed as Exhibit 4.a.2 to Conexant's Registration Statement on Form S-3 (Registration No. 333-30596) are incorporated herein by reference.

      4.4          Amended By-Laws of Conexant, filed as Exhibit 4.2 to Conexant's Registration Statement on Form S-8 (Registration
                   No. 333-68755), is incorporated herein by reference.

      4.5          Indenture, dated as of February 1, 2000, between Conexant and Bank One, N.A. as trustee, including the form of 4%
                   Convertible Subordinated Notes Due 2007, filed as Exhibit 4.1 to Conexant's Registration Statement on Form S-3
                   (Registration No. 333-32468 ), is incorporated herein by reference.

      4.6          Rights Agreement, dated as of November 30, 1998, by and between Conexant Systems, Inc. and ChaseMellon
                   Shareholder Services, L.L.C. as rights agent, filed as Exhibit 4.4 to Conexant's Registration Statement on Form
                   S-8 (Registration No. 333-68755) is incorporated herein by reference.

     +5.1          Opinion of Dennis E. O'Reilly, Esq., Senior Vice President, General Counsel and Secretary of Conexant.

    +23.1          Consent of Deloitte & Touche LLP, independent auditors.

    +23.2          Consent of Arthur Andersen LLP, independent public accountants.

     23.3          Consent of Dennis E. O'Reilly, Esq., contained in his opinion filed as Exhibit 5.1 to this Registration
                   Statement.

     24            Power of Attorney authorizing certain persons to sign this Registration Statement on behalf of certain directors and officers of Conexant (included on signature page).


--------
+  Filed herewith.